UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ____)


China Housing and Land Development, Inc. (Name of Issuer)

Common (Title of Class of Securities)

16939V103  (CUSIP Number)

12/31/2011 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]
Rule 13d-1(b)
[ X ]
Rule 13d-1(c)
[  ]
Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).


CUSIP No. 16939V103

1.
Names of Reporting Persons.  Pope Asset Management, LLC
I.R.S. Identification Nos. of above persons 62-1871308

2.
Check the Appropriate Box if a Member of a Group

(a)
(b)

3.
SEC Use Only

4.
Citizenship or Place of Organization Tennessee

Number of Shares Beneficially Owned by Each Reporting
Person With

5.
Sole Voting Power 5,325,702*

6.
Shared Voting Power 0

7.
Sole Dispositive Power  5,325,702*

8.
Shared Dispositive Power 0

9.
Aggregate Amount Beneficially Owned by Each
Reporting Person  5,325,702*

*The amount reported above includes an aggregate of ownership by Pope Asset Management, LLC and Pope Investments II LLC.
Pope Asset Management is the investment advisor for Pope Investments LLC. Pope Investments II LLC owns
238,472 shares of China Housing and Land Development, Inc.
Pope Asset Management, LLC directly owns
5,087,230 shares of China Housing and Land Development, Inc on behalf of its clients.
Therefore, Pope Asset Management, LLC, as investment advisor to Pope Investments II LLC, could be deemed to be beneficial owners of 5,325,702 shares of China Housing and Land Development, Inc.


10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.
Percent of Class Represented by Amount in Row (9) 15.19%

12.
Type of Reporting Person (See Instructions)  IA


1.
Names of Reporting Persons.  Pope Investments II LLC
I.R.S. Identification Nos. of above persons 260281944

2.
Check the Appropriate Box if a Member of a Group

(a)
(b)

3.
SEC Use Only

4.
Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting
Person With

5.
Sole Voting Power 238,472

6.
Shared Voting Power 238,472

7.
Sole Dispositive Power  238,472

8.
Shared Dispositive Power 238,472

9.
Aggregate Amount Beneficially Owned by Each
Reporting Person  238,472


10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.
Percent of Class Represented by Amount in Row (9) 0.68%

12.
Type of Reporting Person (See Instructions)  00

1.
Names of Reporting Persons.  William P. Wells
I.R.S. Identification Nos. of above persons 426961338

2.
Check the Appropriate Box if a Member of a Group

(a)
(b)

3.
SEC Use Only

4.
Citizenship or Place of Organization Tennessee

Number of Shares Beneficially Owned by Each Reporting
Person With

5.
Sole Voting Power 5,325,702*

6.
Shared Voting Power 5,325,702*

7.
Sole Dispositive Power  5,325,702*

8.
Shared Dispositive Power 5,325,702*

9.
Aggregate Amount Beneficially Owned by Each
Reporting Person  5,325,702*

*William P. Wells is sole manager of Pope Asset Management, LLC.
The amount reported above includes an aggregate of ownership by Pope Asset Management, LLC, Pope Investments, LLC and
Pope Investments II,LLC and Annuity Life and Re (Holdings) Ltd.
Pope Asset Management is the investment
advisor for Pope Investments LLC and Pope Investments II LLC and Annuity Life and Re (Holdings) Ltd.
Pope Investments LLC owns 416,667 warrants each convertible into one common share at $4.50.
Pope Asset Management, LLC owns 5,087,230 shares of common stock in addition to the shares owned by Pope Investments II LLC.
Annuity Life and Re (Holdings) Ltd owns $2,000,000 face amount Senior Secured Convertible Bonds Paying a 5% coupon of which the lesser of i) the face amount left outstanding or ii) $900,000 is convertible into 161,580 common shares at a price of $5.57 when the 30 day volume weighted average price (VWAP) of the common shares is less than $10. However, if the 30 day VWAP of the common shares is equal to or greater than $10 the first $450,000 of face value of the bonds to be converted will be converted at $5.82 per common share and if the 30 day VWAP of the common shares is equal to or greater than $12 all $900,000 of face value bonds eligible for conversion can be converted at $5.82.
Pope Investments II LLC also owns 143,747 warrants exchangeable for common shares at $6.07 per common share.
Pope Investments II LLC also owns 465,037 common shares.
Therefore, Pope Asset Management, Pope Investments LLC,
Pope Investments II LLC, and Annuity Life and Re (Holdings) Ltd could be deemed to be beneficial owners of 6,047,696 shares of China Housing and Land
Development, Inc.



10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.
Percent of Class Represented by Amount in Row (9) 15.19%


12.
Type of Reporting Person (See Instructions)  IN

Item 1.

(a)
Name of Issuer  China Housing and Land Development, Inc

(b)
Address of Issuer's Principal Executive Offices
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An Shaanxi Province China, 710054

Item 2.

(a)
This statement is filed by and on behalf of:
(i) Pope Investments LLC, a Delaware limited liability company ("Pope Investments"); (ii) Pope Asset Management, LLC, a Tennessee limited liability company ("Pope Asset");
(iii) Pope Investments II LLC, a Delaware limited liability company ("Pope II"); and (iv) William P. Wells ("Mr. Wells"). Pope Asset serves as an investment adviser and/or manager to various persons, including Pope Investments and Pope II. Pope Asset is the sole manager for Pope Investments and has sole voting control and investment and disposition power and discretion with respect to all securities held by Pope Investments and Pope II. Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including
Pope Investments and Pope II. Mr. Wells is the sole manager of Pope Asset. Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of Pope Investments and Pope II.
Mr. Wells declares that neither the filing of this statement, nor anything herein shall be construed as an admission that such reporting person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Each of the reporting persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer, or (ii) a member of any group with respect to the issuer or any securities of the issuer. Pope Investments, Pope II, Pope Asset and Mr. Wells have entered into a
Joint Filing Agreement, a copy of which is filed with this statement as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)
Address of Principal Business Office or if none, Residence
5100 Poplar Ave Ste 805 Memphis TN  38137

(c)
Citizenship USA
(i)	Pope Investments - Delaware
(ii)	Pope II - Delaware
(iii)	Pope Asset Management - Tennessee
(iv)	Mr. Wells - Tennessee

(d)
Title of Class of Securities  Common

(e)
CUSIP Number  16939V103

Item 3.
If this statement is filed pursuant to
240.13d-1(b) or 240.13d-2(b) or (c) check
whether the person filing is a:

(a)
[   ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78).

(b)
[   ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)
[   ]
Insurance company as defined in section 3(a)
(19) of the Act (15 U.S.C. 78c).

(d)
[   ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)
[  x ]
An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)
[   ]
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)
[   ]
A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)
[   ]
A savings associations as defined in Section
3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)
[   ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14)
of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)
[   ]
Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.
Ownership.
For purposes of this statement the total number of shares reported as beneficially owned by the Reporting Persons is 6,047,696, which is 5,325,702 shares of common stock, 560,414 warrants redeemable for common stock and bonds convertible into 161,580 shares of common stock.
For purposes of determining percentage of outstanding shares with respect to this statement, the reporting persons have relied upon information obtained from the issuer's 10-Q filed on November 14, 2011, that the number of shares of Common Stock of the issuer was 35,071,915.
Additionally, see Item 2 above.

(a)
Amount beneficially owned:
See Item 9 of each cover page for the respective reporting persons.

(b)
Percent of class: 15.19%

(c)
Number of shares as to which the person has:

(i)
Sole power to vote or to direct the vote 5,325,702.
See item 5 of each cover page for the respective reporting persons.

(ii)
Shared power to vote or to direct the vote 5,325,702.
See item 6 of each cover page for the respective reporting person.

(iii)
Sole power to dispose or to direct the disposition of See item 7 of each cover page for the respective reporting persons.

(iv)
Shared power to dispose or to direct the disposition of:
See Item 8 of each cover page for the respective reporting persons. Pope Asset and Mr. Wells do not directly own any shares of the issuer's Common Stock, any shares of the Issuer's preferred Stock or any Warrants to purchase shares of the Issuer's Common Stock. Pope Asset is the sole Manager of Pope Investments and Pope II. Mr. Wells is the Manager of Pope Asset. Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope Investments. Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of Pope Investments and Pope II.
Both Pope Asset and Mr. Wells declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d3(d)(1).

Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact
that as of the date hereof the reporting person has
ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [   ].
Instruction: Dissolution of a group requires a response to this item.

Item 6.
Ownership of More than Five Percent on Behalf of
Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Pope Asset serves as an investment adviser and/or manager to various persons, including Pope Investments and Pope II.
Pope Asset is the sole manager for Pope Investments and Pope II and has sole voting control and investment and disposition power and discretion with respect to all securities held by Pope Investments and Pope II.
Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope Investments and Pope II.
Mr. Wells is the sole manager of Pope Asset.
Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of Pope Investments and Pope II.

Item 7.
Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company or Control Person.
If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.
Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.
Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.
See Item 5.

Item 10.
Certification

(a)
The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information
set forth in this statement is true, complete and correct.
02/15/2012  Date
William P. Wells  Signature
William P. Wells/President   Name/Title
Pope Asset Management, LLC /s/ William P. Wells
Pope Investments LLC /s/ William P. Wells
Pope Investments II LLC /s/ William P. Wells
Exhibit 99.1

JOINT FILING AGREEMENT

This will conform the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange
Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, of China Housing and Land Development, Inc., a Nevada corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in a accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  February 15, 2012


POPE ASSET MANAGEMENT LLC
By:Pope Investments II LLC /s/ William P. Wells
By:Pope Investment LLC /s/ William P. Wells
By:Pope Asset Management, LLC, /s/William P. Wells, Manager
By:WILIAM P. WELLS /s/William P. Wells Signature